·RICHEMONT

04030508

RECEIVED
SEC MAIL PROCESSING
JUN 01 2004
WASH. D.C. 158 SECTION

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

24 May 2004

SUPPL

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the announcement in French and German disclosing the number of Richemont A-units acquired under the terms of the unit buy-back scheme to 20 May 2004. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Stef

Alan Grieve

dlw 6/15

Enclosures

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

cc: Mr Richard L Muglia

COMPAGNIE FINANCIÈRE RICHEMONT SA
8 BOULEVARD JAMES-FAZY CH-1201 GENEVA SWITZERLAND
TELEPHONE +41 (0)22 715 35 00 TELEFAX +41 (0)22 715 3550 www.richemont.com

PERIODISCHE MELDUNG ZUM RÜCKKAUFPROGRAMM
DER COMPAGNIE FINANCIÈRE RICHEMONT SA

Angaben betreffend die Handelstätigkeit der Compagnie Financière Richemont SA in eigenen "A" Units gemäss der Empfehlung der Übernahmekommission vom 19. Februar 2004:

Periode:	**7. Mai 2004 bis 20. Mai 2004**
Anzahl der gekauften "A" Units:	**0**
Anzahl der verkauften "A" Units:	**0**
Anzahl der seit Beginn des Rückkaufsprogrammes erworbenen "A" Units (Beginn 25. Februar 2004):	**5'000'000**
Nettobestand an eigenen "A" Units per 20. Mai 2004:	**28'287'260**

Das laufende Rückkaufprogramm umfasst maximal 10'000'000 "A" Units (oder maximal 1.74 % des Aktienkapitals und 0.95 % der Stimmrechte).

Datum:	**21. Mai 2004**
Gesellschaft:	Compagnie Financière Richemont SA
Person:	Alan Grieve / Jenny McLennan
Telefon:	041 727 23 55

ANNONCE PERIODIQUE CONCERNANT LE PROGRAMME DE RACHAT DE COMPAGNIE FINANCIÈRE RICHEMONT SA

Informations concernant le négoce de Compagnie Financière Richemont SA dans ses propres "A" units, conformément à la recommandation de la Commission des OPA du 19 février 2004:

Période concernée:	**du 7 mai 2004 au 20 mai 2004**
Nombre de "A" units achetées:	**0**
Nombre de "A" units vendues:	**0**
Nombre net de "A" units acquises depuis le début du programme de rachat (commencé le 25 février 2004):	**5'000'000**
Position nette en "A" units au 20 mai 2004 :	**28'287'260**

Le programme de rachat courant porte sur un maximum de 10'000'000 "A" units (soit un maximum de 1.74 % du capital et 0.95 % des droits de vote).

Date:	**le 21 mai 2004**
Société:	Compagnie Financière Richemont SA
Personne:	Alan Grieve / Jenny McLennan
Téléphone:	041 727 23 55